Contact:
                                   Craig Dunham
                                   Dynasil Corporation of America
                                   Phone: (856) 767-4600
                                   Email:  cdunham@Dynasil.com

Dynasil Announces First Quarter 2008 Results

WEST BERLIN, N.J.   February 14, 2008    Dynasil Corporation
of America (OTCBB: DYSL.OB), announced the results of operations for its 2008 first quarter ended December 31, 2007.
Dynasil is a manufacturer of photonic products including optical materials, components, coatings and specialized instruments. We fabricate optical blanks from synthetic fused silica and other optical materials for the laser, semi-conductor, aerospace and optical instrument industries. Through our subsidiaries, Optometrics Corporation and EMF Corporation, we are a worldwide supplier of optical components including diffraction gratings, thin film filters, laser optics, and specialized instruments. Our capabilities support medical imaging technologies, quality inspection systems, and missile guidance systems, among others. Revenues for the 3 months ended December 31, 2007 were $2.8 million, an increase of 11.0% over revenues of $2.5 million for the 3 months ended December 31, 2006. The net profit for the 3 months ended December 31, 2007 was $190,286, or $0.03 per share, compared with a net profit of $22,902, or $0.00 per share, for the 3 months ended December 31, 2006. Strong revenue growth combined with continued process improvements drove those significant gains. EMF had its second consecutive profitable quarter, and we have shown dramatic improvement in productivity, quality, service, and process yields. Our other businesses delivered solid profitability gains over the previous year. In total, net profits show a seven-fold improvement over last year.

On December 20, 2007, we announced a letter of intent to acquire an advanced instrument company that, if completed, is expected to more than triple our revenues and profitability. On January 18, we completed the acquisition of the optical filter product line from Precision Optics Corporation which will be fully integrated into our Optometrics location and is expected to add about $500,000 of additional revenues per year.

"We are very pleased with our business units' performance in the first quarter. Through the steady application of Operational
Excellence, we continue to grow profitability at an above-average rate," said Craig T. Dunham, President and CEO, "Achieving significant profitability, maintaining a double-digit growth rate in our existing businesses, and potentially tripling the overall company size through acquisitions are all key elements of our strategy in action."

About Dynasil: Founded in 1960, Dynasil is a manufacturer of photonic products including optical materials, components, coatings, and instruments for a broad range of applications markets in the medical, industrial, and defense sectors. Its wholly-owned subsidiaries are located in New Jersey, Massachusetts, and New York.

This news release may contain forward-looking statements usually containing the words "believe," "expect," or similar expressions.
These statements are
made pursuant to the safe harbor provisions of the Private Securities Litigation
Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual
Report or Form 10-KSB and in the
Company's other Securities and Exchange
Commission filings, continuation of
existing market conditions and demand for our products.

Dynasil Corporation of America and Subsidiaries
Consolidated Balance Sheets



                                     ASSETS

                                                           December 31   September 30
                                                              2007           2007
                                                         (Unaudited)
                                                          ----------     ----------
Current assets
   Cash and cash equivalents                                $ 445,340       $ 496,948
   Accounts receivable, net                                 1,372,543       1,284,844
   Inventories                                              2,154,471       1,832,720
   Deferred tax asset                                         216,100         216,100
   Other current assets                                       160,361         130,548
                                                           ----------      ----------
        Total current assets                                4,348,815       3,961,160

Property, Plant and Equipment, net                          2,379,949       2,436,517

Other Assets                                                   88,011          88,698
                                                           ----------      ----------

        Total Assets                                       $6,816,775      $6,486,375
                                                           ==========      ==========

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Note payable to bank                                      $798,774        $311,870
   Current portion   long term debt                           115,988          99,237
   Accounts payable                                           471,451         684,208
   Accrued expenses and other current liabilities             436,662         587,872
                                                           ----------      ----------
        Total current liabilities                           1,822,875       1,683,187

Long-term Debt, net                                         1,503,954     1,626,980


Stockholders' Equity                                        3,489,946       3,176,208
                                                           ----------      ----------
        Total Liabilities and Stockholders' Equity         $6,816,775      $6,486,375
                                                           ==========      ==========

Dynasil Corporation of America and Subsidiaries
Consolidated Statement of Operations


                                       Three Months Ended
                                           December 31
                                       2007          2006
                                      ---------   ---------
Sales                                $2,814,907  $2,536,297

Cost of Sales                         1,892,331   1,865,759
                                      ---------   ---------

Gross Profit                            922,576     670,538

Selling, general and                    688,097     602,904
administrative                        ---------   ---------

Income from Operations                  234,479      67,634

Interest expense - net                   33,523      35,662
                                      ---------   ---------
Income before Income Taxes              200,956      31,972

Income Tax expense (benefit)             10,670       9,070
                                      ---------   ---------

Net Income                             $190,286    $ 22,902
                                      ---------   ---------
Net Income per share
   Basic                                 $0.03     $0.00
   Diluted                               $0.03     $0.00


Weighted average shares outstanding   6,198,183   4,255,041